2001

Scott's Liquid Gold-Inc. Annual Report

Message from the President

Dear Fellow Shareholders

Our 2001 results were disappointing. Although we continue to struggle with our Alpha Hydrox brand, we have made progress on several fronts.

Our new advertising efforts on Scott's Liquid Gold for Wood showed good results. Our Neoteric Diabetic skincare products have made steady progress. Costs have been reduced in several areas. In addition, we feel we have made slow, but steady progress on our US introduction of the Montagne Jeunesse beauty care sachet products.

We have been challenged the last few years in working to create growth and value for our shareholders. We are working hard to focus on profitability and selective, sustainable growth opportunities that are complimentary to our strengths. We continue to take steps at operating more efficiently and effectively working to further reduce expenses.

Our strengths remain - well-known brands; manufacturing; distribution and logistical support abilities; and our people. The highly competent group of employees at Scott's Liquid Gold-Inc. are passionate about our business and are focused on profitability and growth, and they work to be the best at providing innovative, unique and quality products to the US consumer mass market.

We are sad to report the loss of two important contributors to Scott's Liquid Gold-Inc. James F. Keane, who was a member of the Board of Directors, passed away in September 2001. His experience, advertising knowledge and great personality will be greatly missed.

Craig Snyder, our Director of Business Development, a 15-year employee, passed away in November 2001. Craig pioneered our development into several new areas. His humor was his gift and he, too, will be greatly missed.

Sincerely,

Mark E. Goldstein
President and Chief Executive Officer



General

Scott's Liquid Gold-Inc., a Colorado corporation, was incorporated on February 15, 1954. Through its wholly-owned subsidiaries, the Company manufactures and markets quality household and skin care products. In the first quarter of 2001, the Company began acting as a distributor in the United States of beauty care products contained in individual sachets and manufactured by Montagne Jeunesse. The agreement for this relationship is dated as of December 1, 2000 and was entered into during April 2001. In this Report, the term "Company" refers to Scott's Liquid Gold-Inc. and its subsidaries. The Company's business is comprised of two segments, household products and skin care products.

The Company's household products consist of Scott's Liquid Gold® for wood, a wood preservative and cleaner, sold nationally for over 30 years, and Touch of Scent®, an aerosol room air freshener, distributed nationally since 1982. In early 1992, the Company entered into the skin care business through a subsidiary, Neoteric Cosmetics, Inc. The Company's skin care products are sold primarily under the name Alpha Hydrox®. At the end of 2001, more than 15 skin care products were being marketed by the Company.

For information on the Company's operating segments, please see Note 8, Segment Information, to the Consolidated Financial Statements of the Company.

Strategy

The Company's strategy is to manufacture and market high quality consumer products which are distinct within each category in which the Company competes. Scott's Liquid Gold for wood distinguishes itself from competing products as a wood cleaner and preservative, not simply a polish. Touch of Scent is different from most competing aerosol air fresheners in that it need not be shaken before each use, and, because it is activated by an attractive dispenser which may be mounted on any hard, smooth surface, it is more convenient to use than competing aerosol brands. With respect to the Company's line of skin care products, Alpha Hydrox was one of the first alpha hydroxy acid skin care products sold to retailers for resale to the public at affordable prices. In 1998, the Company added a retinol product to its skin care line. In the first half of 1999, the Company introduced Neoteric Diabetic Skin Care®. In 2000, the Company introduced Alpha Hydrox Fade Cream as well as certain other skin care products which were subsequently discontinued. In 2001, the Company introduced a topical analgesic called RubOut®. The Company also is marketing a line of skin care products specifically designed for mature women, called Alpha Radiance™. The Company will continue to examine other possible new products which the Company believes may fit well with the Company's know-how and financial capabilities.

In the last ten years, the Company operated profitably each year except for the most recent four years. Although the Company experienced a net loss in 1996 because of the settlement of an environmental lawsuit with the United States Army, it nonetheless produced an operating profit for that year. In the years 1998 through 2001, the Company experienced significant declines in sales of skin care products and, to a lesser extent, one of the Company's major lines of household products.

The growth in sales of Alpha Hydrox from 1992 through 1996 caused the Company to make substantial investments in property, plant and equipment to handle that growth and the future growth of the Company's skin care products. The decline in sales of those products in 1998 through 2001 has resulted in efforts by the Company to maintain or increase sales of the products and to decrease the Company's costs of doing business. The Company has introduced new products as part of these efforts and has engaged in cost-cutting programs during 2000 and 2001.

The goal of the Company for 2002 is to resume sales growth and return to profitability. To achieve these goals, the Company will continue to look to niche products, work on expansion of the distribution of Montagne Jeunesse® products, focus its efforts on increasing sales of core Alpha Hydrox products and Scott's Liquid Gold for wood, while limiting its television advertising (using commercials developed in 2000 and 2001), and continue its efforts to decrease other Company expenses.

Products

Scott's Liquid Gold for wood, a wood cleaner and preservative, has been the Company's core product since the Company's inception. It has been popular throughout the U.S. for over thirty years. In 1982, the Company added Touch of Scent, a room air freshener, to its line of household products. Household products accounted for 47.7% of the Company's consolidated net sales in 2001, and 44.2% in 2000. Scott's Liquid Gold for wood, when applied to wood surfaces such as furniture, paneling, and kitchen cabinets, and to outside stained doors and decking, penetrates microscopic pores in the surface and lubricates beneath, restoring moisture and, at the same time, minimizes the appearance of scratches, darkening the wood slightly. Scott's Liquid Gold preserves wood's natural complexion and beauty without wax.

Touch of Scent is intended to be used in conjunction with a decorative dispenser which can be mounted on any hard surface and into which the consumer inserts an aerosol refill unit. At a touch, the dispenser propels any of several fragrances from a refill unit into the air, masking unpleasant odors and refreshing the air with a pleasant scent. The Company manufactures both the dispenser and the refill unit. Unlike some competitive aerosol air fresheners, Touch of Scent is extremely dry and, therefore, leaves practically no residue after use. Touch of Scent sales have not been strong in recent years. In this regard, see Management's Discussion and Analysis.

In early 1992, the Company began to market two skin care products under the trade name of Alpha Hydrox. At the end of 2001, the Company's skin care line consisted of over 15 products. The Company's Alpha Hydrox skin care products are sold through a wholly-owned subsidiary, Neoteric Cosmetics®, Inc. Except for the Montagne Jeunesse sachets distributed by the Company, the Company's skin care products are manufactured by Neoteric Cosmetics. Many of the Alpha Hydrox products contain alpha hydroxyethanoic acids in low but effective concentrations. Properly blended with a carrier, alpha hydroxyethanoic acids gently slough off dead skin cells to promote a healthier, more youthful appearance and diminish fine lines and wrinkles. The Company's products with alpha hydroxy acids include facial care products, a body lotion and a foot crème. The Company has reduced the number of Alpha Hydrox products to five in order to concentrate marketing and distribution resources of the Company and in response to slow, decreasing sales of other items in the Alpha Hydrox line of skin care products. Other skin care products of the Company do not contain alpha hydroxy acids. These products include Neoteric Diabetic Skin Care, which is a healing crème and a therapeutic moisturizer developed by the Company to address the skin conditions of diabetics, caused by poor blood circulation, and which contains a patented oxygenated oil technology; an Alpha Hydrox Oxygenated Moisturizer, which is our second skin care product based on the oxygenated oil technology; a Retinol product containing a patented Microsponge technology that softens fine lines and wrinkles; an Alpha Hydrox Fade Cream designed to lighten age spots and skin discoloration caused by sun exposure and other factors; RubOut®, which is a topical analgesic which helps fade the discoloration of bruises and eases the pain from muscle sprains and bruises; and a body wash. Neoteric skin care products (including Montagne Jeunesse products) accounted for 52.3% of the Company's consolidated net sales in 2001, and 55.8% in 2000.

In 2001, the Company commenced purchases of skin care sachets from Montagne Jeunesse under a distributorship agreement. Montagne Jeunesse is the sole supplier of these products. The Company made its first sale of these products in April of 2001. Montagne Jeunesse is a trading division of Medical Express (UK) Ltd., a company located in England. Montagne Jeunesse sachet products are currently sold in the United Kingdom, Holland, Italy, Ireland, Canada, Australia, Germany and Austria. Examples of the Montagne Jeunesse products are a facial scrub, a mud pack, face masks and a crème for foot rubs.

The Company, through its research and development group, continually considers and evaluates possible new products to be manufactured or sold by the Company. Generally these products involve household products or skin care products. At this time, the Company has not selected any specific product for introduction in 2002 but may introduce one or more products currently under consideration.

The Company also manufactures injection molded components, currently consisting of plastic caps for Touch of Scent and Scott's Liquid Gold, and dispensers for Touch of Scent.

Marketing and Distribution

All of the Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, and other retail outlets; and to wholesale distributors. In 2001, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 31% of the Company's sales of household products. With regard to the Company's skin care products, Wal-Mart accounted for approximately 28% of 2001 sales. Wal-Mart accounted for approximately 31% of sales of both household products and skin care products in 2000. The loss of this customer for either household or skin care products could have a material effect on the Company because it is uncertain whether the consumer base served by this customer would purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc. or any other customer. The Company permits returns of its products by its customers, a common industry practice. A recent practice of retailers has been to return products that have either been discontinued or not sold after a period of time. The Company subtracts any returns from gross sales in determining the net sales shown on its financial statements.

During the years 2000 and 2001, the Company experienced some decrease in the distribution of the Alpha Hydrox products as a result of slowing sales. Also, one mass merchandiser changed its retail policies so that it carries only brands of large manufacturers.

The Company's household products and Alpha Hydrox are or have been advertised nationally on network television and, at times, on cable television and in print media. In the past, the Company has also used radio advertising in selected areas and may do so in the future. During 2002, but subject to change, the Company plans a moderate to substantial decrease in advertising expenditures from 2001 levels. The Company periodically reviews its advertising plans and may revise planned advertising expenditures based upon actual sales results and competitive conditions.

To enable consumers to make informed decisions, the Company's containers and promotional materials note the concentration of alpha hydroxy acid contained in each of its Alpha Hydrox products which contain such acids. The Company recommends the use of sunscreen in its written directions contained in every box of Alpha Hydrox products with such acids. The Company does not exaggerate benefits to be expected from the use of its products. The Company also maintains 24-hour, toll free telephone numbers and websites for use by consumers of its products.

The Company sells its household and skin care products in Canada and other foreign countries. Please see Note 8, Segment Information, to the Consolidated Financial Statements for information regarding sales in foreign countries. Currently, foreign sales are made to distributors who are responsible for the marketing of the products, and the Company is paid for these products in United States currency.

Manufacturing and Suppliers

The Company owns and operates its manufacturing facilities and equipment. With the exception of the Montagne Jeunesse sachets, the Company manufactures all of its products, maintaining a high quality standard. For all of its products, the Company must maintain sufficient inventories to ship most orders as they are received. Quality control is enforced at all stages of production, as well as upon the receipt of raw materials from suppliers. Raw materials are purchased from a number of suppliers and, at the present time, are readily available. Currently, the Company's sole supplier of glycolic acid, which is the most common type of alpha hydroxy acid used by the Company in its Alpha Hydrox products, is E.I. DuPont de Nemours. So far as the Company knows, this supplier is one of only two U.S. manufacturers of the grade of glycolic acid approved for use by the Company. No contract exists between the Company and its supplier of glycolic acid. The Company's sole supply for the oxygenated oil used in Neoteric Diabetic Skin Care products is a French company with which the Company has a supply agreement. The supply agreement provides the Company with an exclusive right to purchase this oil for incorporation in products specifically designed for use by diabetics or the beautification of skin. The supply agreement states that the exclusivity ends December 31, 2002; however, if during the year 2002 and in each subsequent year the Company purchases a minimum volume of the oil, the exclusivity is extended by one year. The exclusivity relates to products shipped by the Company to destinations in the United States or Canada. The Company currently does not expect to make purchases of that minimum volume of the oil in 2002; the Company will review with the supplier its contractual relationship. Relations with these suppliers and other suppliers are satisfactory. Most of the Company's manufacturing operations, including most packaging, are highly automated, and, as a result, the Company's manufacturing operations are not labor intensive, nor, for the most part, do they involve extensive training. An addition to the Company's plant facilities, completed in early 1996, greatly increased the Company's capacity to produce skin care products. The Company currently operates on a one-shift basis. The Company's manufacturing facilities are capable of producing substantially more quantities of the Company's products without any expansion, and, for that reason, the Company believes that its physical plant facilities are adequate for the foreseeable future. In 2001, the Company commenced purchases of the skin care sachets from Montagne Jeunesse under a distributorship agreement covering the United States. Montagne Jeunesse is the sole supplier of that product. The term of this distributorship agreement is five years with automatic rolling one-year renewals, subject to the rights of either party to terminate upon three month's written notice or if certain minimum sales are not met or certain other events occur. For the year 2001, this minimum sales requirement was waived.

Competition

The Company's business is highly competitive in both household and skin care products. Household products are comprised of Touch of Scent air fresheners and Scott's Liquid Gold, a wood cleaner and preservative. Both the air freshener and wood care categories are dominated by three to five companies significantly larger than the Company, each of which produce several products. Irrespective of the foregoing, the Company maintains a visible position in the wood care category, but does not have sufficient information to make an accurate representation as to the market share of its products. Over the last several years, sales of the Company's air freshener products have fallen off significantly and may continue to do so in the future. From time to time, to stem the attrition of this product line, the Company offers price incentives to its customers.

The skin care category is also highly competitive. Several competitors are significantly larger than Scott's Liquid Gold-Inc., and each of these competitors produces several products. Some of these companies also produce retinol and alpha hydroxy acid products with which Alpha Hydrox must compete. Because of the number of varied products produced by competitors, the Company cannot make an accurate representation as to the market share of its skin care products. Irrespective of the foregoing, it can be stated that the Company has established a national base of distribution for Alpha Hydrox.

Conforming to its corporate philosophy, the Company competes on the basis of quality and distinguishing characteristics of its products.

Regulation

The Company is subject to various federal, state and local laws and regulations, which pertain to the type of products it manufactures and sells. The Company's skin care products containing alpha hydroxy acids are cosmetics within the meaning of the Federal Food Drug and Cosmetic Act ("FFDCA"). The FFDCA defines "cosmetics" as products intended for cleansing, beautifying, promoting attractiveness or altering the appearance. The Company's cosmetic products are subject to regulation under the FFDCA and the Fair Packaging and Labeling Act ("FPLA"), and the regulations promulgated under these acts. The relevant laws and regulations are enforced by the U.S. Food & Drug Administration ("FDA"). Such laws and regulations govern the ingredients and labeling of cosmetic products and set forth general manufacturing practices for companies to follow. Although FDA regulations require that the safety of a cosmetic ingredient be substantiated prior to marketing, there is no requirement that a company contemplating inclusion of a cosmetic ingredient in its products submit to the FDA the results of its testing or any other data or information with respect to the ingredient. Prior to marketing its products, the Company conducts studies to demonstrate that its Alpha Hydrox products do not irritate the skin or eyes. Consistent with regulations, the Company does not submit the results of its studies to the FDA.

In April of 1994, an FDA official raised some questions about the safety of alpha hydroxy acids in skin care products, and later stated that the effects of long-term usage of such products are unknown. Because of the FDA's questions, the Cosmetic Ingredient Review Expert Panel ("CIR") sponsored by the cosmetics industry, was requested to conduct a review of a compilation of alpha hydroxy acid safety data assembled by cosmetic manufacturers. The CIR is a cooperative proceeding in which an FDA representative can and does participate as a nonvoting, liaison member. In June of 1997, the CIR issued its final report which, among other things, concluded that glycolic acid (the most common type of alpha hydroxy acid used by the Company) is safe for use in retail domestic products at concentrations of up to 10%, with a pH level of no less than 3.5, and when the directions for use include the daily use of sun protection. The Company's products and directions for use meet the CIR's criteria.

Following the issuance in June 1997 of the CIR report, the FDA, in December 1998, created a joint working group using staff from both the Center for Food Safety and Applied Nutrition and the Center for Drug Evaluation and Research to consider, among other things, whether products containing alpha hydroxy acid should be classified for regulatory purposes as a drug. This group is expected to analyze additional research initiated at the FDA's request. It is not expected that recommendations by the working group will be forthcoming in the near-term future. Further, any recommendation of the group will probably face strong opposition by manufacturers of products containing alpha hydroxy acids.

The Company's advertising is subject to regulation under the

Federal Trade Commission Act and its implementing regulations, which prohibit false and misleading claims in advertising. The Company's labeling and promotional materials are believed to be in full compliance with applicable statutes and regulations.

Some chemicals used in consumer products, including some used by the Company, have come under scrutiny by various state governments and the Congress of the United States in connection with clean air laws and regulations. These chemicals are volatile organic compounds ("VOCs") that are contained in various categories of consumer products. As a result of VOC regulation, it has been necessary, from time to time, for the Company to reformulate some of its products including a reformulation of Touch of Scent to conform to certain regulations of the California Air Resources Board ("CARB") which became effective on January 1, 1996. The regulations concerning VOC content are relevant to the household products of the Company but have not affected the Company's skin care products.

The Company believes it has done all that is now necessary to satisfy the current requirements of the Clean Air Act and laws of various state governments. Currently, all of the Company's products may be sold in all areas of the United States.

Limitations regarding the VOC content of consumer products by both state and federal agencies will continue to be a part of regulatory efforts to achieve compliance for ozone at or near ground level. Under the Clean Air Act Amendments of 1990, the Environmental Protection Agency ("EPA") is required to study the contribution of consumer products to ozone problems and to promulgate regulations reducing the VOC content of consumer products. During 1995, the EPA published a prioritized list of categories of consumer products for regulation, including categories which affect Scott's Liquid Gold for wood and Touch of Scent. Regulations pertaining to these products were proposed by the EPA in April, 1996. Final regulations to control VOC's from consumer products, which are no more stringent than those issued previously by CARB with which the Company complies, were published in September, 1998. Various states, in addition to California, have enacted or are considering promulgating VOC regulations. The EPA's adoption of regulations may help to induce states to conform to consistent, nationwide standards. The Company is unable to predict how many or which other states might enact legislation regulating the VOC content of consumer products or what effect such legislation might have upon its household products. The Company is aware that a group of approximately thirteen northeastern states have collectively drafted model VOC regulations with standards substantially identical to those contained in the CARB regulations. To the Company's knowledge, at least some of these states are in the process of adopting VOC regulations based on this model.

Employees

The Company employs 117 persons, 60 in plant and production related functions and 57 in administrative, sales and advertising functions. The number of employees decreased in 2001, as part of the Company's cost cutting steps started in 2000. No contracts exist between the Company and any union. The Company monitors wage and salary rates in the Rocky Mountain area and pursues a policy of providing competitive compensation to its employees. The compensation of the Company's executive officers is under the review of the Compensation Committee of the Company's Board of Directors. Fringe benefits for Company employees include an excellent medical and dental plan, life insurance, a 401K plan with matching contributions for lower paid employees (those earning $30,000 or less per annum), an ESOP plan, and a Profit Sharing plan. The Company considers its employee relations to be satisfactory.

Patents and Trademarks

At present, the Company currently owns no significant patents covering its products, although the Company is seeking patent protection on at least one product. However, the Company actively uses its registered trademarks for Scott's Liquid Gold, Liquid Gold, Touch of Scent, Alpha Hydrox ,Tri-Oxygen[C®], and Neoteric in the United States and has registered trademarks in a number of additional countries. The Company's registered trademarks and pending trademark applications concern names and logos relating to its products as well as the design of boxes for certain of its products.

In December, 2000, the Company entered into a license agreement with TriStrata Technology, Inc. which owns patents dealing with the use of alpha hydroxy acids for the purpose of reducing the appearance of wrinkles or fine lines. Under the license agreement, Neoteric Cosmetics and its affiliates have been granted a non-exclusive license for the life of the patents to make and sell skin care products using alpha hydroxy acids for, among other things, the reduction of the appearance of skin wrinkles and the reduction in the appearance of skin changes associated with aging. The license agreement covers a territory which includes the United States and certain foreign countries. In accordance with the license agreement, Neoteric Cosmetics pays a royalty on net sales of products covered by the agreement. This license agreement was part of the settlement of a lawsuit brought by TriStrata Technology against the Company and others alleging infringement of patents in selling and promoting skin care products which contain alpha hydroxy acid.

Properties

The Company's facilities, located in Denver, Colorado, are currently comprised of three connecting, modern buildings and a parking garage (approximately 261,100 square feet in total) and about 16.2 acres of land, of which approximately 6 acres are available for future expansion. These buildings range in age from 7 to 32 years (126,600 square feet having been added in 1995 and 1996). The Denver facility houses the Company's corporate headquarters and all of its operations, and serves as one of several distribution points. The Company believes that its current space will provide capacity for growth for the foreseeable future. All of the Company's land and buildings serve as collateral under a deed of trust for a $6.0 million bank loan consummated by the Company on November 21, 2000.

Selected Financial Data

(In Thousands of Dollars Except Per Share Data)	2001	2000	1999	1998	1997
Net sales:					
Scott's Liquid Gold household products	$ 11,522	$ 11,769	$ 12,510	$ 13,937	$ 14,804
Neoteric Cosmetics	12,647	14,834	19,240	23,288	32,068
	$ 24,169	$ 26,603	$ 31,750	$ 37,225	$ 46,872
Income (loss) from continuing operations before income taxes	$ (1,726)	$ (2,261)	$ (761)	$ (4,532)	$ 8,485
Income tax expense (benefit)	—	—	(256)	(1,758)	3,154
Income (loss) from continuing operations	(1,726)	(2,261)	(505)	(2,774)	5,331
Discontinued operations, net of taxes	—	—	—	—	751
Net income (loss)	$ (1,726)	$ (2,261)	$ (505)	$ (2,774)	$ 6,082
Earnings (Loss) Per Share					
Income (loss) from continuing operations	$ (0.17)	$ (0.22)	$ (0.05)	$ (0.27)	$ 0.53
Discontinued operations	—	—	—	—	.07
Earnings (loss) per common share	$ (0.17)	$ (0.22)	$ (0.05)	$ (0.27)	$ 0.60
Diluted Earnings (Loss) Per Share					
Income (loss) from continuing operations	$ (0.17)	$ (0.22)	$ (0.05)	$ (0.27)	$ $ 0.52
Discontinued operations	—	—	—	—	0.07
Diluted earnings (loss) per common share	$ (0.17)	$ (0.22)	$ (0.05)	$ (0.27)	$ 0.59
Dividends declared per common share	$ —	$ —	$ —	$ 0.10	$ —
Assets	$ 25,090	$ 27,004	$ 28,975	$ 31,995	$ 37,592
Working capital*	$ 3,076	$ 4,924	$ 6,980	$ 7,940	$ 11,631
Capital additions	$ 107	$ 95	$ 294	$ 189	$ 210
Depreciation	$ 742	$ 801	$ 888	$ 1,038	$ 998
Long-term debt*	$ 4,515	$ 5,309	$ 5,866	$ 6,981	$ 7,978

* See Management's Discussion and Analysis of Financial Condition and Results of Operations.

Selected Quarterly Financial Data

	2001				
	First	Second	Third	Fourth	Year
Net sales	$ 7,018	$ 7,339	$ 4,845	$ 4,967	$ 24,169
Gross profit	$ 4,184	$ 3,961	$ 2,376	$ 2,357	$ 12,878
Income (loss) before income taxes	$ (685)	$ 19	$ (657)	$ (403)	$ (1,726)
Net loss	$ (685)	$ 19	$ (657)	$ (403)	$ (1,726)
Loss per share	$ (0.07)	$ 0.00	$ (0.07)	$ (0.03)	$ (0.17)
Diluted loss per share	$ (0.07)	$ 0.00	$ (0.07)	$ (0.03)	$ (0.17)

	2000				
	First	Second	Third	Fourth	Year
Net sales	$ 6,868	$ 6,933	$ 6,819	$ 5,983	$ 26,603
Gross profit	$ 4,166	$ 4,137	$ 4,190	$ 3,620	$ 16,113
Income (loss) before income taxes	$ (1,804)	$ (363)	$ 602	$ (696)	$ (2,261)
Net loss	$ (1,191)	$ (239)	$ (135)	$ (696)	$ (2,261)
Loss per share	$ (0.12)	$ (0.02)	$ (0.01)	$ (0.07)	$ (0.22)
Diluted loss per share	$ (0.12)	$ (0.02)	$ (0.01)	$ (0.07)	$ (0.22)

Management's Discussion & Analysis

of Financial Condition and Results of Operations

General

The Company manufactures and markets both household and skin care products. The Company's products are sold throughout the United States and Canada and insignificantly in other countries. The majority of skin care products are sold under the name Alpha Hydrox and Neoteric Diabetic Skin Care. Sales of such products were about $19.2 million in 1999, $14.8 million in 2000, and $12.6 million in 2001.

Critical Accounting Policies

The Company has identified the policies below as critical to the Company's business operations and the understanding of the Company's results of operations. These policies involve significant judgments, estimates and assumptions by the Company's management. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements.

Revenue Recognition

The Company's revenue recognition policy is significant because the amount and timing of revenue is a key component of the Company's results of operations. The Company follows the guidance of Staff Accounting Bulletin No. 101 ("SAB 101"), which requires that strict series of criteria are met in order to recognize revenue related to product shipment. If these criteria are not met, the associated revenue is deferred until the criteria are met. Generally, these criteria are that there be an arrangement to sell the product, the Company has delivered the product in accordance with that arrangement, the sales price is determinable, and collectibility is probable. Reserves for marketing rebates, pricing allowances and returns are provided in the period of sale. These reserves involve estimates made by management. In the event that actual results differ from these estimates, results of future periods may be impacted. Reserves for bad debts (currently $665,000) are set up and are subject to estimates by management; historically the Company has not experienced significant bad debts and believes its allowances are adequate.

Inventory Valuation and Reserves

The Company's inventory is a significant component of the Company's total assets. In addition, the value that the Company carries such inventory at directly impacts the gross margins that the Company recognizes when the Company subsequently sells the inventory. The Company's inventory is valued at the lower of cost or market, cost being determined under the first-in, first-out method. Management estimates reserves for slow moving and obsolete products and raw materials. In the event that actual results differ from these estimates, results of future periods may be impacted. Discontinued products in inventory have been generally sold for more than cost, and obsolete raw materials have been reserved for and/or converted to finished goods and sold at cost.

Result of Operations

Summary of Results as a Percentage of Net Sales

	Year Ended December 31,		
	2001	2000	1999
Net sales			
Scott's Liquid Gold houshold products	47.7%	44.2%	39.4%
Neoteric Cosmetics	52.3%	55.8%	60.6%
Total net sales	100.0%	100.0%	100.0%
Cost of sales	46.7%	39.4%	37.7%
Gross profit	53.3%	60.6%	62.3%
Other income	1.2%	3.4%	2.0%
	54.5%	64.0%	64.3%
Operating expenses	59.4%	68.2%	62.9%
Interest	2.2%	4.3%	3.8%
	61.6%	72.5%	66.7%
Loss before income taxes	(7.1%)	(8.5%)	(2.4%)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Consolidated net sales for 2001 were $24.2 million versus $26.6 million for 2000, a decrease of $2.4 million or about 9.2%. Average selling prices for 2001 were greater than those of 2000 by $358,500, prices of household products was up by $72,500, while average selling prices of cosmetics products increased by $286,000. Co-op advertising, marketing funds and slotting fees paid to retailers, which were subtracted from gross sales in accordance with current accounting policies, were $1,878,900 in 2001 versus $2,042,200 in 2000, a decrease of $163,300 or 8.0%.

During 2001, net sales of cosmetics products accounted for 52.3% of consolidated net sales compared to 55.8% in 2000. Net sales of those products were $12,647,400 in 2001 compared to $14,834,500 in 2000, a decrease of $2,187,100 or 14.7 %. That decrease was comprised of a drop in unit sales for most of the Company's earlier established skin care products, offset by an increase in their average selling prices and by sales of more recently introduced products. The Company has continued to experience a drop in unit sales of the Company's earlier developed alpha hydroxy acid products due to maturing in the market for alpha hydroxy acid-based skin care products and intense competition from producers of similar or alternative products, many of whom are considerably larger than Neoteric Cosmetics, Inc. Sales of the Company's alpha hydroxy acid-based products in 2001 have also been affected by a decrease in distribution of those products at retail stores, including the Company's largest customer having reduced the number of those products carried on its shelves. The Company continues to address the decrease in sales of products in the alpha hydroxy acid category of skin care products through the introduction of new products which target "niche" market opportunities, including the distribution and sale of products purchased from Montagne Jeunesse. In 2001, the sales of the new products, primarily Montagne Jeunesse, were not sufficient to offset the declining shipments of the alpha hydroxy acid-based products. The Company believes that its future success is highly dependent on the favorable acceptance in the marketplace of its new products and the sales of its Alpha Hydrox products.

New products for 2001 include a line of skin care products specifically designed for problems common to mature women (Alpha Radiance) and a unique topical analgesic (RubOut) which helps fade the discoloration of bruises and eases the pain from muscle sprains and bruises. These products began shipping in early 2001, but sales of these new products have not met management's expectations.

In 2001, the Company commenced purchases of skin care sachets from Montagne Jeunesse under a distributorship agreement described earlier in this Report. The net sales of Montagne Jeunesse amounted to approximately $3.1 million in 2001. Either party may terminate the agreement upon three months written notice and also in certain other events, including if minimum sales levels are not met. For the year 2001, this minimum sales requirement was waived.

Sales of household products in 2001 accounted for 47.7% of consolidated net sales compared to 44.2% in 2000. These products are comprised of Scott's Liquid Gold for wood, a wood cleaner which preserves as it cleans, and Touch of Scent, a room air freshener. Sales of household products were $11,521,600 in 2001 compared to $11,768,900 in 2000, a decrease of $247,300, or 2.1%. Sales of Scott's Liquid Gold for wood increased from $7,932,500 in 2000 to $8,260,600 in 2001 (up by $328,100 or 4.1%) because of what the Company believes to be more effective advertising. Sales of Touch of Scent decreased to $3,261,000 in 2001 compared to $3,836,400 in 2000 (down by $575,400 or 15.0%) primarily due to a decrease in orders and distribution of the Company's Touch of Scent dispenser package. As noted in previous reports to shareholders, efforts in recent years to revitalize Touch of Scent have produced less than satisfactory results. The Company continues to seek products to replace or augment Touch of Scent, particularly products which would increase the utilization of the Company's manufacturing facilities.

On a consolidated basis, cost of sales in 2001 was $11,291,100 compared to $10,490,600 in 2000, an increase of $800,500 or 7.6% (on a sales decrease of about 9.2%). As a percentage of consolidated net sales, cost of sales was 46.7% in 2001 versus 39.4% in 2000, an increase of about 18.5% which was essentially due to a change in product mix (the cost for Montagne Jeunesse is higher than products manufactured by the Company, and some products are more costly to produce than others) and to the spreading of fixed manufacturing costs over lower unit production in 2001 than in 2000.

Operating expenses, comprised primarily of advertising, selling, and general and administrative expenses, decreased by $3,786,800 from 2000 to 2001, largely because of the decline in advertising expenses. The various components of operating expenses are discussed below.

Advertising expenses for 2001 were $3,722,700 compared to $7,240,600 for 2000, a decrease of $3,517,900 or 48.6% (mostly for television). In 2001, the Company spent $2,560,100 to advertise its cosmetics products, compared to $6,115,500 in 2000, a decrease of 58.1% and $1,162,600 in 2001 compared to $1,125,100 in 2000 to advertise household products, an increase of $37,500. In 2000 and 2001, the Company implemented a revised approach to its television advertising, emphasizing short advertising spots on various television channels. Further, as a result of the license agreement entered into with TriStrata Technology, Inc. in the fourth quarter of 2000, the Company has revised its advertisements for Alpha Hydrox products with alpha hydroxy acid to include that the products reduce or diminish fine lines and wrinkles. The Company recognizes that, whenever it is fiscally responsible to do so, it must seek to advertise both effectively and aggressively because the markets for skin care products, furniture polish, and air fresheners are highly competitive and, accordingly, the Company's brand names need to be kept in front of current and potential consumers.

Sustaining the Company's advertising program is highly dependent upon sales of its skin care products.

Selling expenses for 2001 were $5,996,100 compared to $5,794,300 for 2000, an increase of $201,800 or 3.5%. That increase was comprised of an increase in freight of $69,800, an increase in travel costs of $212,100, an increase in costs of promotional merchandise of $195,800 and a net increase in other expenses of $37,300, none of which, by itself, was significant, all offset by a reduction in sales salaries and fringe benefits of $58,300, and a decrease of $254,900 in depreciation, amortization and royalty expenses.

General and administrative expenses in 2001 were $4,639,600 compared to $5,110,300 in 2000, a decrease of $470,700 or 9.2%. That decrease was attributable to decreases in salaries, wages, and fringe benefits of $280,100, in depreciation expense of $37,100, in postage and mailing costs of $34,600, a decrease of $181,200 in legal and professional fees, all offset by an increase in bad debt allowances of $58,800 and a net increase in other expenses of $3,500, none of which, by itself was significant.

As a result of the Company having refinanced its 10% bonds with a long-term loan bearing interest at the prime rate and because the Company no longer has the sinking fund relating to the bonds, both interest expense and other income have decreased in 2001. Interest expense for 2001 was $530,100 versus $1,141,400 for 2000, a decrease of $611,300 or 53.6%. Other income was $285,100 in 2001 as compared to $912,900 in 2000, a decrease of $627,800 or 68.8%. Other income essentially consists of interest earned on the Company's cash reserves in 2001 and also cash deposits in its bond sinking fund in 2000.

During both 2001 and 2000, expenditures for research and development were not material (under 2% of revenues).

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Consolidated net sales for 2000 were $26.6 million versus $31.7 million for 1999, a decrease of $5.1 million or about 16.2%. Average selling prices for 2000 were greater than those of 1999 by $1,471,700, prices of household products being up by $475,800 ($345,100 for Scott's Liquid Gold for wood and $130,700 for Touch of Scent), while average selling prices of cosmetics products increased by $995,900.

During 2000, net sales of cosmetics products accounted for 55.8% of consolidated net sales compared to 60.6% in 1999. Net sales of those products were $19,239,600 in 1999 compared to $14,834,500 in 2000, a decrease of $4,405,100 or 22.9%. That decrease was comprised of a drop in unit sales of most of the Company's earlier established skin care products, offset by an increase in their average selling prices and by sales of more recently introduced products. The Company believes that its skin care sales were adversely affected by the maturation of the alpha hydroxy acid category of skin care products, by the Company's emphasis on retinol products in allocating its advertising dollars during 1999, and by intense competition from producers of similar or alternative products, many of whom are considerably larger than Neoteric Cosmetics, Inc., the Company's skin care subsidiary. In 2000, the Company implemented a revised approach to its television advertising, emphasizing short advertising spots on various television channels.

During the first half of 1999, the Company's subsidiary, Neoteric Cosmetics, Inc., introduced Neoteric Diabetic Skin Care, a healing crème and a therapeutic moisturizer developed by the Company to address skin conditions of diabetics which are caused by poor blood circulation. In early 2000, the Company introduced Alpha Hydrox Fade Cream, which is designed to lighten age spots and skin discoloration caused by sun exposure and other factors, and Alpha Hydrox Oxygenated Moisturizer, which is the Company's second skin care product based on a patented oxygenated oil technology. During the second half of the year 2000, the Company introduced a new Alpha Hydrox Facial Moisturizing Cleanser and a new Alpha Hydrox Under Eye Renewal treatment. Sales of these four new products and of the diabetic products were satisfactory in 2000. The Company discontinued its Belleza Latina product line which was introduced during the second half of 1998.

Sales of household products in 2000 accounted for 44.2% of consolidated net sales compared to 39.4% in 1999. These products are comprised of Scott's Liquid Gold for wood, a wood cleaner which preserves as it cleans, and Touch of Scent, a room air freshener. Sales of household products were $12,510,100 in 1999 compared to $11,768,900 in 2000, a decrease of $741,200, or 5.9%. Sales of Scott's Liquid Gold for wood decreased from $8,626,700 in 1999 to $7,932,500 in 2000 (down by $694,200 or 8.0%) because of what the Company believes to be ineffective advertising. Sales of Touch of Scent decreased from $3,883,400 in 1999 to $3,836,400 in 2000 (down by $47,000 or 1.2%). As noted in previous reports to shareholders, efforts in recent years to revitalize Touch of Scent have produced less than satisfactory results.

On a consolidated basis, cost of sales in 2000 was $10,490,600 compared to $11,970,900 in 1999, a decrease of $1,480,300 or 12.4 % (on a sales decrease of about 16.2%). As a percentage of consolidated net sales, cost of sales was 39.4% in 2000 versus 37.7% in 1999, an increase of about 4.5%. That increase in the cost of sales percentage is the result of an increase in average selling prices in 2000 offset by lower production during 2000 versus 1999, cost of sales being affected by a lower absorption of on- going (fixed) manufacturing costs resulting from a lower level of products manufactured by the Company. The increase in the cost of sales also was affected by a change in the product mix.

Operating expenses, comprised primarily of advertising, selling, and general and administrative expenses, decreased by $1,816,300 from 1999 to 2000, largely because of the decline in advertising expenses. The various components of operating expenses are discussed below.

Advertising expenses for 2000 were $7,240,600 compared to $8,947,800 for 1999, a decrease of $1,707,200 or 19.1% (mostly for television). In 2000, the Company spent $6,115,500 to advertise its cosmetics products, compared to $8,391,900 in 1999, a decrease of 27.1%, and $1,125,100 in 2000 compared to $555,900 in 1999 to advertise household products, an increase of almost 102.4%. Advertising expenses for Scott's Liquid Gold for wood increased from $230,700 in 1999 to $901,000 in 2000, whereas expenses to advertise Touch of Scent decreased from $325,200 in 1999 to $224,100 in 2000.

Selling expenses for 2000 were $5,794,300 compared to $5,758,800 for 1999, a less than 1% increase. That increase was comprised of a decrease in brokerage commissions and freight (which vary with sales volume) of $114,900, a reduction in sales salaries and fringe benefits of $95,800, a decrease of $25,100 in telephone expenses, and a net decrease in other expenses of $37,600, none of which, by itself, was significant, all offset by an increase in depreciation, amortization and royalty expense of $67,100 and an increase in costs of promotional merchandise of $241,800.

General and administrative expenses in 2000 were $5,110,300 compared to $5,254,900 in 1999, a decrease of $144,600 or 2.8%. That decrease was attributable to decreases in salaries, wages, and fringe benefits of $700,700, in depreciation expense of $30,700, in property taxes of $24,400, all offset by an increase of $425,200 in legal and professional fees (such increase was attributable to the recovery in 1999, through insurance, of $550,000 in legal fees which were expensed in prior periods), and increases in bad debt allowances of $27,800, and in other administrative expenses, none of which, standing alone, was significant, of $158,200.

Interest expense for 2000 was $1,141,400 versus $1,203,900 for 1999. Other income was $912,900 in 2000 as compared to $625,600 in 1999, an increase of $287,300 or 45.9%. Other income essentially consists of interest earned on the Company's cash reserves and on its bond sinking fund. Because the Company's 10% bonds have been refinanced with a long-term loan at a prime rate and because the Company no longer has the sinking fund relating to the bonds, both interest expense and other income will decrease substantially in 2001. During both 2000 and 1999, expenditures for research and development were not material (under 2% of revenues).

Liquidity and Capital Resources

On July 29, 1994, the Company consummated a $12 million 10% bond issuance to finance the expansion of the Company's Denver facilities. This expansion, prompted by the growth of the Company's wholly-owned subsidiary, Neoteric Cosmetics, Inc., manufacturer of Alpha Hydrox skin care products, included construction of a 74,600 square foot office building, replacing a smaller, existing office structure; and an additional 52,000 square feet of manufacturing and warehouse space at an aggregate cost of approximately $13.65 million, including the cost of furniture, fixtures and equipment. This project began in August of 1994 and was completed in January of 1996. On November 21, 2000, the Company redeemed the entire $12 million bond issue and entered into a seven year bank loan for approximately $6 million at the bank's base rate (9.5% at that time and on December 31, 2000), adjustable yearly (5.0% at December 31, 2001), secured by the Company's land and buildings, with principal and interest payable monthly. The loan agreement with the bank contains a number of covenants, including the requirement for maintaining a current ratio of at least 1:1 and a ratio of consolidated long-term debt to consolidated net worth of not more than 1:1. The Company may not declare any dividends that would result in a violation of either of these covenants. The foregoing requirements were met at the end of each quarter during 2001 and at December 31, 2001.

During 2001, the Company's working capital decreased by $1,848,000, while its current ratio (current assets divided by current liabilities) decreased from 2.0:1 at December 31, 2000 to 1.5:1 at December 31, 2001. This decrease in working capital is attributable to (1) a net loss in 2001 of $1,725,500, (2) a reduction of long-term debt of $793,700, and (3) a decrease in other assets of $10,800, all offset by (4) depreciation in excess of capital additions of $635,600, and (5) an increase in common stock and capital in excess of par of $22,500.

At December 31, 2001, net trade accounts receivable were $432,200 compared to $772,300 at the end of 2000, a decrease of $340,100, primarily due to a decrease in last quarter 2001 sales versus those of the same period last year. Other receivables decreased by $37,600 during 2001. Inventories were up by $1,254,300 at the end of 2001 compared to 2000, largely due to the purchase of products to support the Company's new distribution agreement with Montagne Jeunesse. Prepaid expenses increased by $32,600 during 2001. Trade accounts payable increased from the end of 2000 to the end of 2001 by $234,300, largely due to an increase in advertising payables at the end of 2001 versus 2000. Other Accrued expenses were up $56,700 from 2000 to 2001, primarily because of an increase in accrued professional fees and expenses at December 31, 2001.

The Company has no significant capital expenditures planned for 2002 and expects that its available cash and cash flows from operating activities will fund the next twelve months cash requirements.

The Company's dependence on operating cash flow means that risks involved in its business can significantly affect its liquidity. Any loss of a significant customer, any further decreases in distribution of its skin care products, any new competitive products affecting sales levels of the Company's products, any significant expense not included in the Company's internal budget could result in the need to raise cash, such as through a bank financing. The Company has no arrangements for an external financing of debt or equity, and the Company is not certain whether any such financing would be available on acceptable terms. Please also see other risks summarized in "Forward Looking Statements" below. On the other hand, the Company expects it's cash flow to improve as it reduces its inventories in 2002. Also, the Company expects its operating cash to improve if the Company achieves profitability in 2002.

The following table sets forth the contractual obligations of the Company in the aggregate. The Company has no capital lease obligations, unconditional purchase obligations or other long-term contractual obligations.

Contractual Obligations

	Payments due by Period				
	Total	Less than 1-Year	1-3 Years	4-5 years	5 Years
Long-term Debt	$ 5,304,300	$ 789,000	$ 1,702,000	$ 1,884,000	$ 929,300
Operating lease obligations	$ 140,000	74,400	65,600	—	—
Total Contractual Cash Obligations	$ 5,444,300	$ 863,400	$ 1,767,600	$ 1,884,000	$ 929,300

As a result of Board action the Company purchased 50,000 shares of its common stock, in 2001, on the open market at a cost of $31,200. Such stock was contributed by the Company to its Employee Stock Ownership Plan ("ESOP").

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss due to adverse changes in financial and commodity market prices and rates. The Company is not materially exposed to market risks regarding interest rates because the interest on the Company's outstanding debt is at the prime rate, adjustable yearly. The Company's investments in debt and equity securities are short-term and not subject to significant fluctuations in fair value. If interest rates were to rise 10% from year end levels, the fair value of the Company's debt and equity securities would have decreased by approximately $35,900. Further, the Company does not use foreign currencies in its business. Currently, it receives payments for sales to parties in foreign countries in U.S. dollars. Additionally, the Company does not use derivative instruments or engage in hedging activities. As a result, the Company does not believe that near-term changes in market risks will have a material effect on results of operations, financial position or cash flows of the Company.

Forward Looking Statements

This report may contain "forward-looking statements" within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the private Securities Litigation Reform act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; the discontinuance of any product line by a major customer; the degree of success of any new product or product line introduction by the Company; competitive factors; continuation of the Company's distributorship agreement with Montagne Jeunesse; the need for effective advertising of the Company's products; limited resources available for such advertising; new competitive products and/or technological changes; dependence upon third party vendors; changes in the regulation of the Company's products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other matters discussed in the Company's periodic filings with the Securities and Exchange Commission. The Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may arise after the date of this report.

Consolidated Statements of Operations

	Year ended December 31,		
	2001	2000	1999
Revenues:			
Net sales	$ 24,169,000	$ 26,603,400	$ 31,749,700
Other income	285,100	912,900	625,600
	24,454,100	27,516,300	32,375,300
Costs and expenses:			
Cost of sales	11,291,100	10,490,600	11,970,900
Advertising	3,722,700	7,240,600	8,947,800
Selling	5,996,100	5,794,300	5,758,800
General and administrative	4,639,600	5,110,300	5,254,900
Interest	530,100	1,141,400	1,203,900
	26,179,600	29,777,200	33,136,300
Loss from operations	(1,725,500)	(2,260,900)	(761,000)
Income tax benefit (Note 6)	—	—	(256,500)
Net loss	$ (1,725,500)	$ (2,260,900)	$ (504,500)
Loss per common share (Note 7):			
Basic	$ (0.17)	$ (0.22)	$ (0.05)
Diluted	$ (0.17)	$ (0.22)	$ (0.05)
Weighted average shares outstanding:			
Basic	10,115,200	10,103,100	10,103,100
Diluted	10,115,200	10,103,100	10,103,100

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

ASSETS	December 31, 2001	December 31, 2000
Current assets:		
Cash and cash equivalents	$ 1,220,800	$ 5,485,000
Investment securities	2,084,500	—
Trade receivables, net of allowances of $665,000 and $595,000, respectively	432,200	772,300
Other receivables	21,400	59,000
Inventories, net (Note 2)	4,041,700	2,787,400
Prepaid expenses	121,100	88,500
Deferred tax assets (Note 6)	823,800	821,500
Total current assets	8,745,500	10,013,700
Property, plant and equipment, net (Note 3)	16,289,000	16,924,600
Other assets	55,000	65,800
	$ 25,089,500	$ 27,004,100

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
Current liabilities:		
Accounts payable	$ 2,941,100	$ 2,706,800
Accrued payroll and benefits	856,300	716,500
Other accrued expenses	1,083,100	1,026,400
Current maturities of long-term debt (Note 5)	789,000	640,000
Total current liabilities	5,669,500	5,089,700
Long-term debt (Note 5)	4,515,300	5,309,000
Deferred tax liabilities (Note 6)	1,259,100	1,256,800
	11,443,900	11,655,500
Commitments and contingencies (Note 10)		
Shareholders' equity (Note 7):		
Common stock; $.10 par value, authorized 50,000,000 shares; issued and outstanding 10,153,100 and 10,103,100 shares, respectively	1,015,300	1,010,300
Capital in excess of par	4,847,000	4,829,500
Retained earnings	7,783,300	9,508,800
Shareholders' equity	13,645,600	15,348,600
	$ 25,089,500	$ 27,004,100

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Year ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net loss	$ (1,725,500)	$ (2,260,900)	$ (504,500)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:			
Depreciation and amortization	753,100	817,700	1,281,800
Gain on sale of investment	(1,200)	—	—
Provision for doubtful accounts	86,600	27,800	—
Deferred income taxes	—	(5,500)	17,800
Stock issued	22,500	—	—
Change in assets and liabilities:			
Trade and other receivables	291,100	1,761,900	1,174,400
Inventories	(1,254,300)	(21,100)	423,400
Prepaid expenses and other assests	(32,600)	63,600	(16,300)
Accounts payable and accrued expenses	430,800	1,104,500	(1,380,500)
Total adjustments to net loss	296,000	3,748,900	1,500,600
Net Cash Provided (Used) by Operating Activities	(1,429,500)	1,488,000	996,100
Cash Flows from Investing Activities:			
Purchase of investment securities	(2,234,500)	—	—
Proceeds from sale of investment securities	151,200	—	—
Purchases of property, plant and equipment	(106,700)	(94,700)	(294,200)
Net Cash Used by Investing Activities	(2,190,000)	(94,700)	(294,200)
Cash Flows from Financing Activities:			
Proceeds from short-term borrowings	—	—	110,500
Principal payments on short-term borrowings	—	—	(110,500)
Proceeds from long-term borrowings	—	6,000,000	—
Principal payments on long-term borrowings	(644,700)	(51,000)	—
Increase in bond sinking fund	—	(770,800)	(1,114,700)
Payoff of mortgage bonds, net of sinking fund assets	—	(6,095,100)	—
Net Cash Used by Financing Activities	(644,700)	(916,900)	(1,114,700)
Net (Decrease) Increase in Cash and Cash Equivalents	(4,264,200)	476,400	(412,800)
Cash and Cash Equivalents, beginning of year	5,485,000	5,008,600	5,421,400
Cash and Cash Equivalents, end of year	$ 1,220,800	$ 5,485,000	$ 5,008,600
Supplemental disclosures:			
Cash paid during the year for:			
Interest	$ 538,700	$ 1,142,700	$ 1,201,800
Income taxes	$ —	$ 11,700	$ 2,700

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2001, 2000 and 1999	Common Stock Shares		Common Stock Amount		Capital in Excess of Par		Retained Earnings
Balance December 31, 1998	10,103,100	$	1,010,300	$	4,829,500	$	12,274,200
Net loss	—		—		—		(504,500)
Balance December 31, 1999	10,103,100		1,010,300		4,829,500		11,769,700
Net loss	—		—		—		(2,260,900)
Balance December 31, 2000	10,103,100		1,010,300		4,829,500		9,508,800
Stock issued	50,000		5,000		17,500		—
Net loss	—		—		—		(1,725,500)
Balance December 31, 2001	10,153,100	$	1,015,300	$	4,847,000	$	7,783,300

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Scott's Liquid Gold-Inc., (a Colorado corporation) and subsidiaries was incorporated on February 15, 1954. Scott's Liquid Gold-Inc. and its wholly owned subsidiaries (collectively, the "Company") manufactures and markets quality household and skin care products. In the first quarter of 2001, the Company began acting as a distributor in the United States of beauty care products contained in individual sachets and manufactured by Montagne Jeunesse. The agreement for this relationship is dated as of December 1, 2000 and was entered into during April 2001. The Company's business is comprised of two segments, household products and skin care products.

The Company's household products consist of Scott's Liquid Gold for wood, a wood preservative and cleaner, sold nationally for over 30 years, and Touch of Scent, an aerosol room air freshener, distributed nationally since 1982. In early 1992, the Company entered into the skin care business through a subsidiary, Neoteric Cosmetics, Inc. The Company's skin care products are sold primarily under the name Alpha Hydrox. At the end of 2001, more than 15 skin care products were being marketed by the Company.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made in the 2000 and 1999 Consolidated Financial Statements to conform to the classifications used in the current year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities", which requires that the Company classify investments in marketable securities according to management's intended use of such investments. The Company invests its excess cash and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. At December 31, 2001, the Company considered all investments as available for use in its current operations and, therefore, classified them short-term, available-for-sale investments. Available-for-sale investments are stated at fair value, with unrealized gains and losses, if any, net of tax, reported as a separate component of shareholders' equity and

Note 1: Summary of Significant Accounting Policies (continued)

comprehensive income (loss). The cost of the securities sold is based on the specific identification method. At December 31, 2001, the cost approximated estimated fair value. Investments in corporate and government securities as of December 31, 2001, in the amount of $2,084,500 are scheduled to mature within one year. Proceeds from the sale of investments aggregated approximately $151,000 for the year ended December 31, 2001. The realized net gain on these sales totaled $1,200.

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company records a reserve for slow moving and obsolete products and raw materials.

Property, plant and equipment are recorded at historical cost. Depreciation is provided using the straight-line method over estimated useful lives of the assets ranging from three to forty-five years. Maintenance and repairs are expensed as incurred. Improvements that extend the useful lives of the assets or provide improved efficiency are capitalized.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, investments in marketable securities, and trade receivables. The Company maintains its cash balances in the form of bank demand deposits with financial institutions that management believes are creditworthy. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company has no significant financial instruments with off-balance sheet risk of accounting loss, such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is indicated when the carrying amount of the asset is greater than amounts recoverable from future undiscounted cash flows.

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which related temporary differences become deductible. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Revenue from the sale of products is recognized upon delivery of the products to customers and title passes. Allowances for estimated returns, discounts and incentives are recognized when sales are recorded and are based on various market data, historical trends and information from customers.

The Company expenses advertising costs as incurred.

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB No. 25, employee stock options are accounted for based upon the intrinsic value, which is the difference between the exercise price and fair value of the underlying common stock. Generally, if the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" (See Note 7 – Shareholders' Equity).

The Company follows SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income includes all changes in equity during a period from non-owner sources. The Company's net loss equaled its comprehensive loss for the years ended December 31, 2001, 2000 and 1999.

The Company classifies amounts billed to a customer in a sale transaction related to shipping and handling as revenue and classifies shipping and handling costs as a component of selling expense on the accompanying Consolidated Statement of Operations. Shipping and handling costs totaled $1,305,500, $1,243,200 and $1,090,900 for the years ending December 31, 2001, 2000, 1999, respectively.

In June 1998, SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement was subsequently amended in June 1999 by SFAS No.137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," which changed the effective date of SFAS No. 133 to fiscal quarters and fiscal years beginning after June 15, 2000. SFAS No.133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Since inception, the Company has not entered into any derivative instruments nor does it engage in hedging activities.

Recently Issued Accounting Pronouncements

Pursant to Emerging Issues Task Force ("EITF") Issue 00-14 "Accounting for Certain Sales Incentives" coupon related costs previously reflected as a component of selling expenses are now reflected as a reduction to net sales. Additionally, promotional product related costs previously reflected as a component of selling expenses are now reflected as an addition to cost of sales. Results for the years ended December 31, 2001, 2000 and 1999 have been reclassified to reflect this change.

During 2001, the EITF issued 00-25, " Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" which is effective for quarters beginning

Note 1: Summary of Significant Accounting Policies (continued)

after December 15, 2001, with earlier adoption encouraged. EITF 00-25 requires certain consideration paid by a vendor, including slotting fees and co-op advertising fees, to be classified as a reduction of revenue. The Company adopted the provisions of this issue during 2001 and reclassified these fees for the years ended December 31, 2001, 2000 and 1999, totaling approximately $1,878,900, $2,042,200 and $2,159,700, respectively.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. In addition, it requires that all identifiable intangibles be separately recognized and the purchase price allocated accordingly, which will result in the recognition, in some instances, of substantially more categories of intangibles. The Company adopted SFAS No. 141 during 2001.

SFAS 142, "Goodwill and Other Intangible Assets," was issued in June 2001 and requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be reviewed annually for impairment using a fair-value based approach. Intangible assets that have a finite life will continue to be amortized over their respective estimated useful lives. SFAS 142 is effective for all fiscal years beginning after December 15, 2001, with early application permitted. The Company does not have any significant goodwill or other intangible assets; therefore, management believes adoption will not have a material impact on the Company's consolidated financial statements.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. Management believes adoption will not have a material impact on the Company's consolidated financial statements.

The FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," dated August 2001, which supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and management is currently evaluating the impact on results of operations and financial position.

Note 2: Inventories

Inventories consisting of materials, labor and overhead at December 31 were comprised of the following:

	2001	2000
Finished goods	$ 3,214,800	$ 1,745,000
Raw materials	826,900	1,042,400
	$ 4,041,700	$ 2,787,400

Note 3: Property, Plant and Equipment

Property accounts at December 31 were comprised of the following:

	2001	2000
Land	$ 1,091,600	$ 1,091,600
Buildings	16,257,300	16,252,700
Production equipment	7,604,800	7,589,500
Office furniture and equipment	1,883,900	1,921,300
Other	188,100	207,700
	27,025,700	27,062,800
Less accumulated depreciation	10,736,700	10,138,200
	$ 16,289,000	$ 16,924,600

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $742,300, $800,900, and $887,700, respectively.

Note 4: Financial Instruments

The recorded amounts for cash and cash equivalents, receivables, other current assets, and accounts payable and accrued expenses approximate fair value due to the short-term nature of these financial instruments. The fair value of investments in marketable securities is based upon quoted market value. The fair values of the Company's long-term debt has been estimated using discounted cash flow analysis based on current borrowing rates for debt with similar maturities and ratings. The recorded value of long-term debt approximates fair value at both December 31, 2001 and 2000.

Note 5: Long-Term Debt

In November 2000, the Company entered into a seven-year term loan agreement in the amount of $6.0 million with a commercial bank. The proceeds of the loan along with the existing sinking fund and cash on hand, were used to pay off the Company's $12 million bond indebtedness. The loan agreement with the Company's bank contains affirmative and negative covenants, including the requirement for maintaining a current ratio of at least 1:1 and a ratio of consolidated long-term debt to consolidated net worth of not more than 1:1. The Company did not declare any dividends that would result in a violation of either of those covenants. The covenants were met at the end of each quarter during 2001 and at December 31, 2001.

Long-term debt at December 31 is presented below:

	2001	2000
First mortgage loan, secured by land and buildings, due November 20, 2007, principal and interest of $86,600 payable monthly, interest at bank base rate (5.0% and 9.5% at December 31, 2001 and 2000, respectively) adjusted annually	$ 5,304,300	$ 5,949,000
Less current maturities	789,000	640,000
Long-term debt	$ 4,515,300	5,309,000

Maturities of long-term debt for the years 2002 through 2006 are respectively: $ 789,000, $ 830,000, $ 872,000, $ 918,000, $ 966,000 and approximately $930,000 due thereafter.

Note 6: Income Taxes

The provisions for income taxes include the following::

	2001	2000	1999
Current provision (benefit):			
Federal	$ —	$ —	$ (368,600)
State	—	—	—
Total current provision (benefit):	—	—	(368,600)
Deferred provision (benefit):			
Federal	—	—	100,200
State	—	—	11,900
Total deferred provision (benefit)	—	—	112,100
Provision (benefit):			
Federal	—	—	(268,400)
State	—	—	11,900
Total provision (benefit)	$ —	$ —	$ (256,500)

Income tax expense (benefit) at the statutory tax rate is reconciled to the overall income tax expense (benefit) from continuing operations as follows:

	2001	2000	1999
Federal income tax at statutory rates	$ (586,700)	$ (768,700)	$ (258,700)
State income taxes, net of federal tax effect	(45,600)	(59,500)	—
Other	(164,700)	(17,800)	2,300
Total	(797,000)	(846,000)	(256,400)
Tax credits	—	—	(100)
Valuation allowance	797,000	846,000	—
Effective tax	$ —	$ —	$ (256,500)

Deferred taxes are determined based on estimated future tax effects of differences between the amounts reflected in the financial statements and the tax basis of assets and liabilities given the provisions of enacted tax laws. The net deferred tax assets and liabilities as of December 31, 2001 and 2000 are comprised of the following:

	2001	2000
Current:		
Allowance for doubtful accounts	$ 246,400	$ 226,100
Inventory reserves	363,000	290,500
Prepaid insurance	44,400	57,000
Accrued vacation	270,500	212,800
Net operating loss carryforwards	1,531,300	848,200
Tax credits	42,800	41,800
Other	34,000	56,700
Valuation allowance	(1,708,600)	(911,600)
Net current deferred tax assets	$ 823,800	$ 821,500
Noncurrent:		
Accelerated depreciation for tax purposes	$ (1,235,300)	$ (1,232,500)
Other	(23,800)	(24,300)
Total noncurrent deferred tax liability	$ (1,259,100)	$ (1,256,800)

Note 6: Income Taxes (continued)

At December 31, 2001 and 2000 the Company has no federal tax credit carryforwards. The Company carried back 1999's federal taxable loss to offset the taxes paid in 1997 remaining after previous carrybacks. The Company has state net operating losses of approximately $8,433,000 expiring over a period ending in 2018 and state tax credits of $42,8000 expiring over a period ranging from 3-12 years.

During the years ending December 31, 2001 and 2000, the Company increased its valuation allowance by $797,000 and $911,600, respectively, due mainly to the uncertainty relating to the realization of the Company's net operating loss carryforwards. The amount of the deferred tax assets considered realizable could be adjusted in the future if management believes it is more likely than not that the Company will be able to realize those deferred tax assets through the generation of taxable income or other tax events.

A reconciliation of the Company's loss before taxes for financial statement purposes to taxable loss is as follows:

	Year Ended December 31		
	2001	2000	1999
Loss from operations before income taxes	$ (1,725,500)	$ (2,260,900)	$ (761,000)
Differences between loss before income taxes and taxable loss:			
Permanent differences	16,400	6,600	6,700
Net changes in temporary differences	285,700	(27,000)	(294,900)
	302,100	(20,400)	(288,200)
Federal taxable loss	$ (1,423,400)	$ (2,281,300)	$ (1,049,200)

Note 7: Shareholders' Equity

In 1993, a non-qualified stock option plan was adopted for the outside directors; and in 1997, an incentive stock option plan was adopted for Company employees. In 1998, an incentive stock option plan for Company employees, officers and directors was adopted. All of the plans permitted the Company to grant options up to an aggregate of 1,050,000 shares of common stock. In December 2000, the Board of Directors approved an amendment increasing the number of options available under the 1998 plan by 750,000 shares. Options are granted at not less than fair market value of the stock at the date of grant and are exercisable for five years from the grant date.

	1993 Plan		1997 Plan		1998 Plan	
	Number of Shares	Average Option Price Per Share	Number of Shares	Average Option Price Per Share	Number of Shares	Average Option Price Per Share
Maximum number of shares under the plans	400,000		300,000		1,100,000	
Outstanding, December 31, 1998	300,000	$ 1.50	291,500	$ 1.69	200,000	$ 1.77
Granted in 1999	—	—	—	—	101,800	1.63
Exercised	—	—	—	—	—	—
Cancelled/Expired	(48,300)	1.71	(15,300)	1.76	—	—
Outstanding, December 31, 1999	251,700	1.46	276,200	1.69	301,800	1.72
Granted in 2000	30,000	.94	16,000	.97	497,000	.69
Exercised	—	—	—	—	—	—
Cancelled/Expired	—	—	(38,000)	1.69	—	—
Outstanding, December 31, 2000	281,700	1.40	254,200	1.64	798,800	1.08
Granted in 2001	5,000	0.62	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled/Expired	(105,000)	1.12	(22,500)	1.62	(174,000)	1.54
Outstanding, December 31, 2000	181,700	$ 1.55	231,700	$ 1.64	624,800	$ .96
Available for issuance, December 31, 2001	218,300		68,300		475,200	

Note 7: Shareholders' Equity (continued)

A summary of additional information related to the options outstanding as of December 31, 2001 is as follows:

	Options Outstanding and Exercisable		
	Number	Weighted Average	
Range of Exercise Prices	Outstanding at 12/31/01	Remaining Contractual Life	Exercise Price
$ 0.62 — $ 0.97	513,000	3.9 years	$ 0.72
$ 1.09 — $ 1.56	40,300	2.0 years	$ 1.56
$ 1.65 — $ 2.00	484,900	1.9 years	$ 1.71
Total	1,038,200	2.9 years	$ 1.21

The weighted average fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions at December 31:

	2001	2000	1999
Dividend rate	$ —	$ —	$ —
Expected volatility	115.70%	64.95%	56.22%
Risk-free interest rate	3.46%	5.02%	4.55%
Expected life (in years)	4.5	4.5	4.5

Using these assumptions, the fair value of the stock options granted in 2001, 2000 and 1999 were estimated to be approximately $2,500, $209,700 and $81,700 respectively, net of income taxes. Had compensation cost been recorded based on the fair value of the options granted, the Company's pro-forma net loss and net loss per share for the years ended December 31, 2001, 2000 and 1999 would have been as follows:

	2001		2000		1999	
	As Reported	Pro-Forma	As Reported	Pro-Forma	As Reported	Pro-Forma
Net loss	$ (1,725,500)	$(1,728,000)	$ (2,260,900)	$ (2,470,600)	$ (504,500)	$ (586,200)
Loss per share	$ (0.17)	$ (0.17)	$ (0.22)	$ (0.24)	$ (0.05)	$ (0.06)
Diluted loss per share	$ (0.17)	$ (0.17)	$ (0.22)	$ (0.24)	$ (0.05)	$ (0.06)

The Company has an Employee Stock Ownership Plan ("Plan") to provide retirement benefits for its employees. The Plan is designed to invest primarily in the Company's common stock and is non-contributory on the part of the Company's employees. Contributions to the Plan are discretionary as determined by the Company's Board of Directors. The Company expenses the cost of shares issued to the Plan which amounted to $31,200 (50,000 shares), $216,000 (232,100 shares), and $50,000 (62,900 shares) in 2001, 2000 and 1999, respectively, all shares having been purchased on the open market.

In October 2001, the Company issued 50,000 shares of common stock to a related party, Montagne Jeunesse, at the fair market value on the date of grant for no consideration. The shares are fully vested upon issuance. The Company recorded expense totaling $22,500.

The Company presents basic and diluted earnings or loss per share in accordance with SFAS No. 128 "Earnings per Share" which establishes standards for computing and presenting basic and diluted earnings per share. Per share data is determined by using the weighted average number of common shares outstanding. Common equivalent shares are considered only for diluted earnings per share, unless considered anti-dilutive (as in the years 2001, 2000, 1999). Common equivalent shares, determined using the treasury stock method, result from stock options with exercise prices that are below the average market price of the common stock. A reconciliation of the weighted average number of common shares outstanding is as follows:

	2001	2000	1999
Common shares outstanding, beginning of the year	**10,103,100**	10,103,100	10,103,100
Stock issued	**50,000**	—	—
Stock options exercised	—	—	—
Common shares outstanding, end of year	**10,153,100**	10,103,100	10,103,100
Weighted average number of common shares outstanding	**10,115,200**	10,103,100	10,103,100
Common share equivalents	—	—	—
Diluted weighted average number of common shares outstanding	**10,115,200**	10,103,100	10,103,100

The Company has 20,000,000 shares of preferred stock issuable in one or more series, none of which is outstanding.

Note 8: Segment Information

The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of operating segments, which as defined, are components of an enterprise where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates in two different segments: household products and skin care products. The Company's products are sold internationally (primarily Canada), directly and through independent brokers, to mass marketers, drug stores, supermarkets, wholesale distributors and other retail outlets. Management has chosen to organize the Company around these segments based on differences in the products sold. The household products segment includes "Scott's Liquid Gold" for wood, a wood cleaner which preserves as it cleans, and "Touch of Scent," a room air freshener. The skin care segment includes "Alpha Hydrox," alpha hydroxy acid cleansers and lotions, and a retinol product, and "Diabetic Skin Care", a healing cream and moisturizer developed to address skin conditions of diabetics, and skin care sachets of Montagne Jeunesse distributed by the Company.

The Company's accounting policies for segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." Management evaluates segment performance based on segment income or loss before profit sharing, bonuses, income taxes and nonrecurring gains and losses. The following provides information on the Company's segments as of and for the years ended December 31:

	2001		2000		1999	
	Household Products	Skin Care Products	Household Products	Skin Care Products	Household Products	Skin Care Products
Net sales to external customers	$ 11,521,600	$ 12,647,400	$ 11,768,900	$ 14,834,500	$ 12,510,100	$ 19,239,600
Income (loss) before profit sharing, bonuses and income taxes	252,800	(1,978,300)	502,300	(2,763,200)	2,008,100	(2,769,100)
Identifiable assets	3,438,200	7,475,700	3,500,500	6,804,400	3,916,700	8,251,200

The following is a reconciliation of segment information to consolidated information:

	2001	2000	1999
Revenues from reportable segments	$ 24,169,000	$ 26,603,400	$ 31,749,700
Other income	285,100	912,900	625,600
Consolidated revenues	$ 24,454,100	$ 27,516,300	$ 32,375,300
Loss before profit sharing, bonuses and income taxes for reportable segments	$ (1,725,500)	$ (2,260,900)	$ (761,100)
Consolidated loss before income taxes	$ (1,725,500)	$ (2,260,900)	$ (761,100)
Identifiable assets for reportable segments	$ 10,913,900	$ 10,304,900	$ 12,167,900
Corporate assets	14,175,600	16,699,200	16,807,200
Consolidated total assets	$ 25,089,500	$ 27,004,100	$ 28,975,100

The Company attributes net sales to different geographic areas based on the location of the customer. All of the Company's long-lived assets are located in the United States. For the year ended December 31, revenues for each geographical area are as follows:

	2001	2000	1999
United States	$ 23,586,300	$ 25,952,000	$ 30,204,000
Foreign countries	582,700	651,400	1,545,700
Total net sales	$ 24,169,000	$ 26,603,400	$ 31,749,700

In 2001, 2000 and 1999, one customer accounted for approximately $8,100,000, $9,200,000 and $8,800,000, respectively, of consolidated revenues. Both segments sell to this customer. This customer is not related to the Company. A loss of this customer could have a material effect on the Company because it is uncertain whether the Company's consumer base served by this customer would purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and this customer or any other customer.

Note 9: Retirement Plans

The Company has a 401(k) Profit Sharing Plan ("401(k) Plan") covering its full-time employees who have completed four months of service as defined in the 401(k) Plan, and are age 18 or older. Participants may defer from 1 to 15% of their compensation up to maximum limit determined by law. The Company may make discretionary "matching" contributions up to a maximum of 6% of each participant's compensation, but only for those employees earning no more than $30,000 annually. Additionally, the Company makes discretionary "profit sharing" contributions to eligible employees. Participants are always fully vested in their contributions, matching contributions and allocated earnings thereon. Vesting in the Company's profit sharing contribution is based on years of service, with a participant fully vested after five years. Company matching contributions totaled $11,800, $25,400, and $31,500 in 2001, 2000 and 1999, respectively. The Company has made no discretionary profit sharing contributions in 2001, 2000 or 1999.

Note 10: Commitments and Contingencies

In May 1996, a patent infringement suit was filed in the United States District Court for the District of Delaware against Neoteric Cosmetics, Inc. (and others) by TriStrata Technology, Inc. The plaintiff in the lawsuit alleged that Neoteric Cosmetics contributes to and/or induces infringement of patents owned by the plaintiff by selling and promoting Neoteric skin care products, which contain alpha hydroxy acid, for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. The plaintiff requested damages to compensate the plaintiff for any infringement, an injunction against further infringement, and treble damages because of an alleged willful and deliberate nature of the infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove references to wrinkles and fine lines. In December 2000, the Company entered into a settlement agreement with the plaintiff, which allows the Company to make reference to wrinkles and fine lines in both its packaging and advertising and obligates the Company to pay royalties to the plaintiff on certain products.

In 2001, the Company commenced purchases of the skin care sachets from Montagne Jeunesse under a distributorship agreement covering the United States. Montagne Jeunesse is the sole supplier of that product. The term of this distributorship agreement is five years with automatic rolling one-year renewals, subject to the rights of either party to terminate upon three month's written notice or if certain minimum sales are not met or certain other events occur. For the year 2001, this minimum sales requirement was waived.

The Company has entered into various operating lease agreements, primarily for office equipment. Minimum annual rental payments under noncancellable operating leases are $74,400 and $65,600 for the years ending December 31, 2002 and 2003, respectively.

Note 11: Transactions with Related Parties

Until January 1999, the Company, Neoteric Cosmetics, Inc., and the Company's Chairman, Jerome J. Goldstein, were defendants in a lawsuit in the federal District Court for the District of Colorado brought by the Brooks' and a related corporation. The lawsuit involved a claim for compensation by the Brooks relating to Alpha Hydrox products. On July 24, 1998, a jury unanimously found in favor of the Company, its subsidiary and Jerome J. Goldstein. The jury found that there was no liability as to each claim of the plaintiffs.

Subsequently, the plaintiffs in the Brooks case filed an appeal of the judgment to the United States Tenth Circuit Court of Appeals. On January 21, 1999, the Company entered into a settlement agreement with the plaintiffs in the Brooks case.

The settlement resulted in a dismissal of the appeal of that case and a release regarding the Company and the other defendants in the case. The Company continued to believe that the claims of the plaintiffs in the Brooks case were groundless. The settlement allowed the Company to avoid the cost, time, and any uncertainty involved in an appeal of the case. Under the terms of the settlement, the defendants, including the Company, paid $225,000 to the plaintiffs who had sought a jury award of $21 million in the trial court. The $225,000 was paid in January 1999, but was charged to 1998 operations. In settlement of its claim against the insurer under the Company's directors and officers liability insurance policy, the Company, in March 1999, received $550,000 which was a substantial part of the legal expenses and settlement paid by the Company with respect to the Brooks case.

The Company adopted a bonus plan for its executive officers for 2001. The plan provides that an amount will be distributed to the Company's executive officers equal to 10% of the annual before tax profit exceeding $1,000,000, excluding items that are infrequent, unusual, or extraordinary. In 2001, 2000 and 1999, no bonuses were accrued or paid due to net losses. The Company has adopted substantially the same plan for its executive officers in 2002.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Scott's Liquid Gold-Inc.

We have audited the accompanying consolidated balance sheets of Scott's Liquid Gold-Inc. (a Colorado corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott's Liquid Gold-Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Denver, Colorado,
February 1, 2002

Corporate Data

Plant and Executive Offices

Scott's Liquid Gold-Inc., 4880 Havana Street, Denver, Colorado 80239
Phone 303-373-4860

Stock Transfer Agent

Wells Fargo Bank Minnesota, N.A., Stock Transfer 161 N. Concord Exchange, South St. Paul, Minnesota 55075-1139

Shareholders

As of March 6, 2002 the Company had approximately 1,111 shareholders of record.

Market Information

The high and low prices of Scott's Liquid Gold-Inc. common stock as traded on the NASD OTC Bulletin Board were as follows. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

2001 Three Months Ended	High	Low	2000 Three Months Ended	High	Low
March 31	$ 0.94	$ 0.56	March 31	$ 1.063	$ 0.688
June 30	$ 0.70	$ 0.51	June 30	$ 1.625	$ 0.625
September 30	$ 0.65	$ 0.45	September 30	$ 1.093	$ 0.781
December 31	$ 0.63	$ 0.38	December 31	$ 0.850	$ 0.531

NASD OTCBB SYMBOL: SLGD

No decision has been made as to future dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for information concerning restrictions on dividends.

Current stock quotes, SEC filings, quarterly earnings and press releases can be found at:
http://www.businesswire.com/cnn/slgd.htm

Product web sites: http://www.scottsliquidgold.com
http://www.alphahydrox.com
http://www.touchofscent.com
http://www.neotericdiabetic.com

Directors and Officers

Mark E. Goldstein .... Chairman of the Board, President, Chief Executive Officer and Director

Carolyn J. Anderson .... Executive Vice President, Chief Operating Officer, Corporate Secretary and Director

Jeffrey R. Hinkle .... Vice President-Marketing and Director

Jeffry B. Johnson .... Treasurer, Chief Financial Officer, Assistant Corporate Secretary and Director

Carl A. Bellini .... Independent Businessman and Director

Dennis H. Field .... Independent Consultant and Director


LIQUID GOLD

Scott's Liquid Gold®

Scott's Liquid Gold® has treated America's fine wood treasures, new and antique, for over 45 years. In one easy step, Liquid Gold's unique organic formula enhances wood's natural beauty and richness, hides scratches, cleans, conditions, and protects against cracking, warping and fading. Liquid Gold can be used on all natural wood surfaces from in-home furnishings, cabinets, and paneling, to outside doors and decking, which become dried and cracked by the elements. Nothing beautifies and preserves like Scott's Liquid Gold® for wood.


Touch of Scent
FREE

Touch of Scent®

Touch of Scent®, the only aerosol air freshener with a dispensing unit, is always at your fingertips, ready on demand. Touch of Scent® air freshener slips easily inside the dispensing unit and activates with the touch of a finger. With advanced dry spray, Touch of Scent® has no fallout or residue and never needs to be shaken. A variety of popular fragrances are available, formulated to ensure a, long lasting freshness.


Diabetic
Diabetic

Diabetic Skin Care

Neoteric Diabetic Skin Care®, with TriOxygenc®, is an effective new weapon to help eliminate and prevent many skin care problems associated with diabetes. Patented TriOxygenc®, contained in both Advanced Healing Cream and Therapeutic Moisturizer Lotion, is clinically proven to speed healing, help to stimulate production of natural collagen and new cell growth, and infuse oxygen into the skin to increase blood flow and circulation. These formulas work from the inside out, to help provide significant improvement in severely dry, cracked, slow-healing skin.



Montagne Jeunesse®

Montagne Jeunesse® has recently brought their line of antistress facial masque remedies to the USA. Convenient, reasonably priced, single-use sachets in dynamic, eye-catching packaging – designed with a European flair – contain generous amounts of luxurious facial masques for cleansing and relaxing. They also offer soothing foot and body scrubs and body washes, which work alone or together for refreshing relief. The products are formulated from natural plants, essences and extracts.



Alpha Hydrox®

Alpha Hydrox® Skin Care is a complete line of quality facial and body care products designed to beautify and rejuvenate the skin. The Alpha Hydrox® Facial Care line offers unique AHA Anti-Wrinkle Exfoliants that contain Glycolic Alpha Hydroxy Acid in a 10% concentration. These formulas continuously lift away aged, damaged skin cells, improving the appearance of fine lines and wrinkles, coarseness, firmness, and evenness in skin tone. Alpha Hydrox® also provides excellent skin care for the body. Products include: body wash, body lotion, and foot creme to enhance and reinforce overall benefits.



Alpha Hydrox® Optimum Series

Alpha Hydrox® Optimum Series is reserved for specialized products containing today's superior, breakthrough technology. Each prestige product, with its own unique abilities, is tested and proven to provide high impact results. Products are tailor-made for complete compatibility with the entire Alpha Hydrox® Skin Care line. Optimum Series includes Retinol Night ResQ® with patented Microsponge® technology and, the most recent additions, Facial Moisturizing Cleanser containing vitamins and luxurious moisturizers, Fade Cream with dual-action ingredients to quickly fade skin discolorations, and UnderEye Renewal for brighter, younger-looking eyes.


For The Active Family
Diminishes Bruises
Relieves Pain
FAST!
BRUISES & ACHES
neoteric
RUBOUT

Neoteric RubOut®

A dual action formula containing clinically proven TriOxygenc®, Neoteric RubOut™ helps to significantly fade bruises in as little as 4 days — quickly restoring skin's natural color and texture. Neoteric RubOut™ also contains an effective pain-relieving analgesic to help relieve pains associated with bruises, sprains and strains. This fast acting formula is a non-greasy, non-warming, odorless cream.


Radiance
diminishing
cream
helps even skin tone & age spots
for maturing skin

Alpha Radiance™

Alpha Radiance™ is an advanced high performance skin care line that focuses specifically on the needs of maturing skin. All Alpha Radiance™ products contain patented Active Oxygen™, one of the most significant breakthroughs in skin rejuvenation — increasing circulation, giving skin new energy and strength to help speed its natural renewal and repair processes.

No matter what type of shopping preference, whether Internet, catalog or the trip-to-the-store, we meet our consumers' needs. All products may be purchased through any of these outlets: Grocery, Drug or Discount stores, Web Sites, and Catalogs: order forms are contained in Product Brochures and orders can be placed via phone, fax or mail.

Scott's Liquid Gold-Inc., 4880 Havana St., Denver, CO 80239